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Descartes Announces Bought Deal Public Share Offering To Raise CAD$14,940,000

Waterloo, Ontario, March 2, 2006 - The Descartes Systems Group Inc., (Nasdaq:DSGX) (TSX:DSG), a leading provider of on-demand, software-as-a-service (SaaS) delivery management solutions for transportation, logistics, manufacturing, retail, distribution and service provider enterprises announced today that it has entered into a binding bought deal agreement to raise gross proceeds of CAD$14,940,000 from a sale of 3,600,000 common shares at a price of CAD$4.15 per share. The co-lead underwriters for the offering are GMP Securities L.P. and TD Securities Inc. The Company has agreed to grant the underwriters an over-allotment to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share. The offering is scheduled to close on or before March 21, 2006. The proceeds of the offering are anticipated to be used by the company for general corporate purposes and for potential acquisitions.

The securities being offered have not, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United Sates or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

About Descartes

The Descartes Systems Group Inc. is a leading provider of on-demand, software-as-a-service (SaaS) delivery management solutions for transportation, logistics, manufacturing, retail, distribution and service provider enterprises. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, rate management, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. Descartes offers solutions that can be deployed as traditional applications or as a service to help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes’ solutions are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

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Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the proposed offering and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the receipt of all necessary regulatory approvals; and the completion of financing under the terms and within the time frame set forth; the ability to attract and retain key personnel; variances in our revenues from quarter to quarter; departures of key customers; recent increases in fuel prices; disruptions in the movement of freight; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 20-F for the fiscal year ended January 31, 2005. If any such risks actually occur, they could materially adversely affect our business, financial condition, ability to raise capital or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Contact Information:

Mary Meldrum, The Descartes Systems Group Inc.

(519) 746-8110 x2577

investor@descartes.com